Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER FISCAL 2014

WINNIPEG, CANADA – (March 26, 2014) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the quarter ended February 28, 2014.

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the three months ended February 28, 2014 increased by 266% to $1.6 million from $447,000 for the three months ended February 28, 2013.

The increase in revenue for the three months ended February 28, 2014 compared to the same period in the prior year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT, which is driving an overall increase in hospital and wholesale demand. The number of new customers reviewing and implementing AGGRASTAT has increased sharply as a result of FDA approval of the new recommended dosing regimen for AGGRASTAT as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue as all sales are denominated in U.S. dollars.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

Net income for the three months ended February 28, 2014 was $86,000 or $0.01 per share, compared to a loss of $1.1 million or $0.09 per share for the three months ended February 28, 2014. The net income in the current period is primarily a result of increased AGGRASTAT revenue, as well as lower research and development expenses in the quarter.

Net revenue for the nine months ended February 28, 2014 increased by 77% to $3.3 million compared to $1.8 million for the nine months ended February 28, 2013. The increase is primarily attributable to an increase in hospital demand and to favorable fluctuations in the U.S. dollar exchange rate.

Net loss for the nine months ended February 28, 2014 decreased to $902,000 or $0.07 per share, when compared to $1.9 million or $0.15 per share for the nine months ended February 28, 2013.  The decrease in the loss is primarily the result of increased revenues from AGGRASTAT, as well as lower research and development expenses.

At February 28, 2014, the Company had cash totaling $45,000 compared to $127,000 as of May 31, 2013. The decrease in cash is primarily due to the net loss, significantly higher accounts receivable at February 28, 2014 and higher prepaid expenses as a result of deposits made during the period for inventory manufacturing.  Positive cash flows from operating activities for the three months ended February 28, 2014 were $35,000, compared to negative cash flows used in operating activities of $169,000 for the three months ended February 28, 2013. The change in cash flows from operating activities is as a result of significantly higher accounts receivable as at February 28, 2014 when compared to February 28, 2013, partially offset by the increased net income for the three months ended February 28, 2014 and higher accounts payable balances when compared to February 28, 2013.  Accounts receivable at February 28, 2014 totaled $1.4 million compared to $433,000 as at May 31, 2013.  The increase corresponds with the increased sales experienced during the third quarter of fiscal 2014 and the accounts receivable balances as at February 28, 2014 are within normal payment terms.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Product Developments

On October 11, 2013 the Company announced that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT high-dose bolus (HDB) regimen, as requested under Medicure's supplemental New Drug Application (sNDA).

Conference Call Information

There will be a conference call with management. Details are as follows:

Topic: Medicure's Third Quarter Ended February 28, 2014 Results Call
Date: Thursday, March 27, 2014
Time: 8:00 am, Central Time (9:00 am, Eastern Time)

To access the call within Canada and the United States dial toll free 1-800-920-7487/Passcode 2473365#. International callers may access the call at 1-404-920-1710/Passcode 2473365# or you may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. Questions may be forwarded in advance or during the presentation to info@medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg over 3 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg over 3 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions
Bleeding is the most common complication encountered during therapy with AGGRASTAT. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Fatal bleeding events have been reported. Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please refer to AGGRASTAT’s Full Prescribing Information.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company’s U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2013.